Exhibit 99.1

May 5, 2011

VIA SEDAR

To the attention of:

Autorité des marchés financiers
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Department of Government Services - Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island, Department of Community Affairs & Attorney General
Saskatchewan Financial Services Commission

Dear Sirs/Mesdames:

Subject:	Labopharm Inc.
Report of voting results pursuant to section 11.3 of
National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the Annual Meeting of shareholders of Labopharm Inc. (the “Corporation”) held on May 4, 2011 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting. According to the scrutineers’ report, shareholders were present at the Meeting, in person or by proxy, representing 21,287,629 common shares or 29.74 % of the 71,571,641 outstanding common shares of Labopharm Inc. The following resolutions were presented to a vote during the Meeting:

1.	Election of Directors:

According to proxies received, the following individuals were elected as directors of the Corporation, with the following results:

name of nominee	votes for	%	votes withheld	%
Santo J. Costa	4,405,158	85.33	757,298	14.67
Julia R. Brown	4,491,873	87.01	670,583	12.99
Mark A. D’Souza	3,853,198	74.64	1,309,258	25.36
Richard J. MacKay	4,553,723	88.21	608,733	11.79
Frédéric Porte	4,509,937	87.36	652,519	12.64
Jacques L. Roy	4,536,003	87.87	626,453	12.13
Rachel R. Selisker	4,531,523	87.78	630,933	12.22

2.           Appointment of Auditors:

According to proxies received, Ernst & Young LLP, were appointed as auditors of the Corporation for the ensuing year, and the directors were authorized to fix their remuneration, with the following results:

Name of auditors	votes for	%	votes withheld	%
Ernst & Young LLP	18,059,875	85.38	3,091,916	14.62

3.	Resolution to amend the Corporation’s Stock Option Plan

According to proxies received, the resolution to amend the Corporation’s Stock Option Plan as to fix a maximum number of securities issuable upon exercise of stock options was adopted, with the following results:

Proposal	votes for	%	votes withheld	%
Amendment to Stock Option Plan as to fix a maximum number of securities issuable upon exercise of stock options	3,021,907	58.54	2,140,549	41.46

All the proposals were approved by the majority of the shareholders and of the authorized representatives present at the Meeting.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

(signed) Emilie Duguay
Legal Counsel, Legal and Corporate Affairs